UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NeuroPace, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

641288105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641288105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KCK Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,593,773 (see Items 4(a) and 4(c))
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,593,773 (see Items 4(a) and 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,773 (see Items 4(a) and 4(c))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.3% (see Items 4(a) and 4(b))
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1(a).	Name of Issuer:

NeuroPace, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

455 N. Bernardo Avenue,

Mountain View, CA 94043

Item 2(a).	Names of Persons Filing:

KCK Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

KCK Ltd.

Corner House

20 Parliament Street

Hamilton, Bermuda HM12

Item 2(c).	Citizenship:

British Virgin Islands

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

641288105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially owned:

5,593,773 shares of Common Stock*

(b)	Percent of class:

21.3% (based on 26,283,674 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on November 6, 2023)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

5,593,773 shares of Common Stock*

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

5,593,773 shares of Common Stock*

(iv) Shared power to dispose or to direct the disposition of

0

*

KCK Ltd., through a board of directors consisting of three or more persons, has sole voting power and investment power with respect to the shares of Common Stock held by KCK Ltd. Nael Karim Kassar is the founder and chief executive officer of KCK Ltd, and serves on its board of directors.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

KCK LTD.

By:	/s/ Raphael Metz
Raphael Metz Secretary